Exhibit 99.2

ProQR Highlights Pipeline Expansion and Multiple Upcoming Clinical Catalysts at Investor and Analyst Event

•	AX-0810 clinical target engagement data in healthy volunteers on track for this quarter; biliary atresia selected as initial Phase 2 indication

•	Additional programs advancing toward the clinic, including AX-0811 and AX-0422

•	Axiomer platform supporting multiple additional clinical data readouts within current runway

LEIDEN, Netherlands & CAMBRIDGE, Mass., April 8, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today highlighted key updates from its virtual Investor and Analyst event hosted today.

During the event, ProQR provided an overview of its RNA editing pipeline and development strategy, emphasizing its lead clinical program AX-0810, expansion of its pipeline with two new programs announced, and multiple clinical data readouts within its current runway.

“Today’s event highlighted the progress we are making across our pipeline and the strength of the Axiomer platform,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “We look forward to the target engagement data with AX-0810 later this quarter and are excited about additional programs approaching the clinic, building a pipeline with multiple clinical readouts in the runway. At the same time, we are continuing to enhance our discovery capabilities, through AI-enabled and automated approaches, which are already supporting the advancement of next-generation programs.”

AX-0810 Advancing Toward Target Engagement Data

AX-0810, ProQR’s lead RNA editing program targeting NTCP, remains on track to report target engagement data from healthy volunteers in the first half of 2026. The company also announced the selection of biliary atresia as the initial indication for Phase 2 development, based on strong biological rationale, high unmet need, and the anticipated development path.

Pipeline Expansion

ProQR highlighted continued expansion of its pipeline, including:

•	AX-0811, a next-generation NTCP program for cholestatic diseases generated by ProQR’s AI-enabled discovery engine, with CTA filing expected in mid 2026 and initial clinical data anticipated by year-end 2026;

•	AX-0422, targeting IDUA for Hurler syndrome, with CTA filing expected in early 2027 and initial clinical data anticipated in the first half of 2027;

•	AX-2911, targeting PNPLA3 for MASH, advancing toward early clinical data generation with plans for a first-in-human (FIH) investigator-initiated trial (IIT) in China in H1 2027.

Advancing the Axiomer Platform

ProQR also discussed continued advancement of the Axiomer platform, including the application of AI-enabled discovery and high-throughput screening supported by a partnership with Ginkgo Bioworks, to support the design and optimization of RNA editing therapeutics.

ProQR expects to deliver multiple clinical data readouts across its pipeline within its current cash runway, which extends into mid-2027.

A replay of the webcast and the presentation slides are available on ProQR’s website, www.proqr.com, under “Events”.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our initial pipeline targets and the upcoming strategic priorities and milestones related thereto; our new pipeline targets, the continued advancement of our lead development pipeline programs, including approved, ongoing and planned clinical trials; expectations regarding the ongoing Phase 1 clinical study of AX-0810 in NTCP for cholestatic diseases; expectations regarding the safety and therapeutic benefits of AX-0810, including the planned dosing levels and their efficacy; the anticipated timing of initial Phase 1 clinical data for our lead program in healthy volunteers, AX-0810, in H1, 2026, and clinical updates across multiple programs in 2026; the anticipated development path in relation to the selection of biliary atresia as the initial indication for AX-0810 Phase 2 development; our new pipeline targets, including the planned Phase 1 clinical trial of AX-0811 in NTCP for cholestatic diseases, our ability to recruit for and complete a Phase 1 clinical trial for AX-0811, an anticipated CTA filing and the Phase 1b cohort 1 data readout for AX-0811 pending regulatory clearance, expectations regarding the efficacy, clinical development timeline, and expected trial designs and development of AX-0422 and AX-2911, including the potential CTA filings and data readout pending regulatory clearance; clinical updates across multiple programs in 2026 and 2027; the therapeutic potential and development timeline regarding AX-0810, AX-0811, AX-0422, AX-2911 and AX-2402; the anticipated benefits from our partnership with Ginkgo Bioworks; the continued development and advancement of our Axiomer™ platform; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto; our patent estate, including our anticipated strength and our continued investment in it; and the potential of our technologies and product candidates; and our cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions, U.S. government shutdown and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com